Exhibit 99

Walsh, Jastrem & Browne, LLP

Certified Public Accountants & Consultants	Seaport West 155 Seaport Boulevard Boston, MA 02210 617 227 3333 617 227 5430 Fax www.wjbcpas.com
June 26, 2012
To the Administrative Committee of the
Fresenius Medical Care North America 401(k) Savings Plan
920 Winter Street
Waltham, Massachusetts 02451
Our firm has been engaged to audit the financial statements of the Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) for the year ended December 31, 2011, in connection with the Plan’s annual Form 11-K reporting obligation with the Securities and Exchange Commission.
During 2011, the Plan sponsor changed the third party plan administrator of the Plan and introduced a new array of investment options. As a result of this change in reporting platform, certain reports and other audit information requested by us from the third party administrator and custodians relating to plan operations and investments were delayed and not made available to us timely. We have received most of the requested information at this point and expect to receive the remaining requested information in short order.
As a result of the foregoing, we are unable to provide our audit report and related consent on or before June 28, 2012, the due date for filing Form 11-K. We fully expect to be able to complete our audit and render our opinion on the Plan’s financial statements no later than July 11, 2012.
Sincerely,